Exhibit 99.6

Annual General Shareholders Meeting

Presented by

Henk Bodt, Chairman Supervisory Board

Eric Meurice, President and CEO

Peter Wennink, EVP and CFO

Veldhoven, March 23, 2006

Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors, the
principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual
Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

/ Slide 2

Agenda

ASML opportunities and priorities

Financial performance

/ Slide 3

ASML Products: Integrated Circuits Lithography

Two TWINSCANTM scanner
stages operate at a speed of
550 mm/s with an accuracy
of 2 nanometer,

which compares to two 747
jumbo jets flying at 1000 km/hr
the exact same route to an
accuracy of 0.001 millimeter

Reticle stage

Wafer stages

The reticle stage
accelerates from 0 to

100 km/hour in 1.6 seconds,

leaving every sports car behind.

/ Slide 4

WW Litho Sales (M€)
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
ASML

-

1,000

2,000

3,000

4,000

5,000

6,000

7,000

8,000

ASML’s market opportunity – WW Lithography

Source: Average of Dataquest, VLSI Research and ASML fab based model

Average WW litho sales

ASML’s potential

Status quo

Growth potential
toward 4-5 B€
range

ASML’s
opportunity
window

Assuming 8% -10% semiconductor unit CAGR

/ Slide 5

ASML market share evolution

Source: ASML

0%

10%

20%

30%

40%

50%

60%

6” & early i-line

KrF &

Step & Scan

Market share growth through :

Technology leadership

Operational excellence – cost of
ownership and support

8” & I-line

1984

1986

1988

1990

1992

1994

1996

1998

2000

2002

2004

2006

Immersion

12” & ArF

/ Slide 6

Priorities for further execution

Technology leadership reinforcement through increased
R&D investment

Cycle time and Cost of Ownership reduction

Customer satisfaction

Corporate responsibility

Leading to improved performance on

growth, profitability and liquidity

/ Slide 7

Technology leadership with immersion and EUV

13 immersion systems delivered to customers by end of
2005

Showed first results of TWINSCAN XT:1700 hyper NA
imaging at 42 nm/1 micron depth of focus. Volume ramp
planned in Q2 2006

21 systems in backlog or pending by end of 05 with 20 - 25
immersion tools expected to ship in 2006

All major customers engaged for R&D work

6th customer in Japan added in Q4 2005 – last 2 on immersion

2 EUV alpha tools to ship in 2006

/ Slide 8

EUV system

/ Slide 9

Best EUV results: all images taken at 0.25NA, s=0.5

Resist: MET-2D, ~18 mJ/cm2

NA=0.25

= 0.5 (conventional illumination)

no process development yet

LER = 2.7 nm

50 nm hp

40 nm hp

LER = 5.1 nm

35 nm hp

FIB Cross
section: 50
nm L/S resist
profile

limited
scumming is
observed

/ Slide 10

Cycle time and Cost of Ownership

24 hrs/day  - 7 days per week work shifts agreed with
Works Council and unions with 3 year hour bank to
manage the semiconductor cycle - in place since Feb 06

Continued improvement of cycle time through work shifts,
assembly re-engineering, additional capacity and supplier
cooperation programs

Confirmed leadership in productivity of TWINSCAN

Further cost reduction on TWINSCAN platform with 10%
lower cost in 2005

/ Slide 11

VLSI RESEARCH INC ®
10 BEST
SUPPLIERS OF 2005
Customer Satisfaction

| WAFER PROCESSING EQUIPMENT (Large Suppliers Based on Revenue) | | |
|---|---|---|
| **Rank** | **Company** | **Overall Rating†** |
| 1 | Varian Semiconductor | 8.23 |
| 2 | Tokyo Electron Limited | 7.47 |
| 3 | ASML | 7.32 |
| 4 | Dainippon Screen Mfg. Co., Ltd. | 7.14 |
| 5 | Canon | 7.14 |
| 6 | ASM International | 6.91 |
| 7 | Hitachi Kokusai Electric Inc. | 6.72 |
| 8 | Novellus Systems, Inc. | 6.69 |
| 9 | Lam Research Corporation | 6.59 |
| 10 | Applied Materials, Inc. | 6.48 |

ASML

VLSI Research rates ASML among the top
equipment companies for customer satisfaction

/ Slide 12

ASML: A good corporate citizen

Environment, health and safety in 2005

EHS awareness training for approximately 2,400 employees

Safety incident rate reduced by 20% to 0.8 per 100 employees compared to our industry’s average of 4.7

ISO 14001 certification worldwide

94 internal and external EHS audits with no major non-compliance

Total energy consumption decreased by 3% in 2005 compared to 2004

Total inert gas consumption decreased by 4%

Hazardous waste materials decreased by 9%

Social responsibility in 2005

More than 4,500 job-oriented training programs completed by our employees worldwide

Annual benchmark of compensation and benefit packages

Improved cover of the GRI guidelines

/ Slide 13

Agenda

ASML opportunities and priorities

Financial performance

/ Slide 14

Solid 2005 execution on growth, profitability and
liquidity

Revenue of € 2,529 million – 3% growth while
semiconductor equipment industry shrinks by 9%

Net profit of € 311 million (12.3% of sales) - Operating
profit 17.8%

Cash generation from operations of € 711 million

/ Slide 15

1589

830

759

1959

179

609

351

820

2673

1180

1493

318

329

370

526

1543

453

616

2465

785

611

685

763

2529

533

548

Total revenues M€

0

500

1000

1500

2000

2500

3000

2000

2001

2002

2003

2004

2005

Q1

Q2

Q3

Q4

H1

H2

/ Slide 16

Profit & Loss statement M€

Numbers have been rounded for readers’ convenience

1 ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:

an increase of M€ 49 in our R&D costs and consequently a decrease in operating income from continuing operations.

a decrease of M€ 33 in our total net income.

2 SG&A costs include a positive adjustment of M € 6 for restructuring expenses.

2003

2004

2005

Sales in Units (new and used)

169

282

196

Net sales

1543

2465

2529

Gross margin

Gross margin %

369

23.9%

906

36.7%

974

38.5%

R&D costs

287

331

1

324

SG&A costs

237

196

2

201

Operating income

Operating income %

(155)

-

10%

379

15.4%

44

9

17.8%

Net income

Net income %

(160)

-

10.3%

235

1

9.6%

311

12.3%

/ Slide 17

Cash flow M€

Numbers have been rounded for readers’ convenience

2003

2004

2005

Net income

(125)

235

311

Depreciation and amortization

157

93

99

Effects of changes in assets and

liabilities

513

(77)

301

Cash flow from recurring operations

545

251

711

Cash flow from investing activities

(49)

(60)

(61)

(68)

19

3

Effect of changes in exchange rates

on cash

(69)

(9)

23

Net cash flow

359

200

676

Cash flow from financing activities

/ Slide 18

Reserves and dividend policy

The Company has set a cash target at about €1 billion net cash to

Finance internal growth

Withstand potential downturn

Allow for potential investments

The Company will return cash to shareholders when accumulated cash is expected to remain above the minimum target set

Currently, the Company considers potential share buy-backs as the appropriate operational instrument to return cash to
shareholders rather than dividends because of (1) ASML’s growth opportunity and (2) the cyclicality of the lithography market. Our opinion may be different as the industry and company matures

At this time, the Company is setting up the mechanism to execute share buy backs when appropriate

/ Slide 19

2005 – A year of solid execution

Market share

Technology leadership

Operational and financial performance

And a springboard to continuous success…

/ Slide 20

Commitment